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                                                                Exhibit 99(i)(6)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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KIRK BIERACH,
                                       :
                        Plaintiff,             Civil Action No. 17685
                                       :
           -against-
                                       :
THOMAS M. BEGEL, PHILIP SILVER,
FRANCIS A. STROBLE, CAMILLO            :
BYNET SEMECH Ltd.
S ANTOMERO, ANDREW M. WELLER, and              CLASS ACTION COMPLAINT
TRANSPORTATION TECHNOLOGIES            :
INDUSTRIES, INC.,
                                       :
                        Defendants.
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                  Plaintiff, by his attorneys, Rosenthal, Monhait, Gross &
Goddess, P.A., for his complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

                  1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Transportation Technologies Industries, Inc. ("Transportation Technologies" or the "Company").

                  2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.


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                  3. Transportation Technologies is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a leading manufacturer of components for heavy duty and medium duty trucks and buses and the truck parts aftermarket. The Company maintains its principal offices at 980 North Michigan Avenue, Chicago, Illinois.

                  4. Defendant Thomas H. Begel ("Begel") is Chairman of the Board, President and Chief Executive Officer of the Company and owns or controls 4.61% of the Company's outstanding common stock.

                  5. Defendant Andrew M. Weller ("Weller") is an Executive Vice President, Chief Financial Officer and a Director of the Company.

                  6. Defendants R. Philip Silver, Francis A. Stroble and Camillo Santomero are Directors of the Company.

                  7. The individual defendants, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's public shareholders, whose fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's shareholders. Said defendants owed the public shareholders of Transportation Technologies the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.


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                            CLASS ACTION ALLEGATIONS

                  8. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

                  9. This action is properly maintainable as a class action.

                  10. The class is so numerous that joinder of all members is impracticable. As of March 17, 1999, there were approximately 10,025,754 shares of Transportation Technologies common stock outstanding, owned by shareholders throughout the country.

                  11. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, INTER ALIA, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Transportation Technolo gies in violation of the laws of the State of Delaware in order to enrich themselves at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the said proposed acquisition,


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hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

                  12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class. A class action is superior to any other type of adjudication of this controversy.

                  13. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                  14. The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individ ual members of the class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would, as a practicable matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

                  15. On December 14, 1999, the Company announced that it had received a proposal from an investor group which includes defendants Begel and Weller



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(hereinafter collectively, the "Begel Group") whereby the Begel Group will purchase all of the Company's outstanding common stock held by the public for $20 per share. The Begel Group announced that it had received commitment letters from financial institutions for all of the necessary debt and equity financing for the proposed acquisition.

                  16. The proposed transaction represents an improper attempt to eliminate the public shareholders of Transportation Technologies' to permit defendants to retain for themselves Transportation Technologies valuable business and assets. Indeed, the Company's shares have traded at $19.75 as recently as September 1999. Defendants are attempting to take advantage of a temporary decline in Transportation Technologies' stock price to buy the Company at an inadequate price.

                  17. The price of $20 per share to be paid to the class members is uncon scionable, unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Transportation Technologies is materially in excess of $20 per share, giving due consideration to the possibilities of growth and profitability of Transportation Technologies in light of its business, earnings and earnings power, present and future; (b) the $20 per share price is inadequate and offers an inadequate premium to the public stockholders of Transportation Technologies' and (c) the $20 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Begel Group to "cap" the market price of Transportation Technologies' stock, as part of a plan for


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defendants to obtain complete ownership of Transportation Technologies' assets and business at the lowest possible price.

                  18. The proposed bid serves no legitimate business purpose of Transpor tation Technologies but rather is an attempt by defendants to unfairly benefit themselves from the transaction at the expense of Transportation Technologies' public stockholders. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Transportation Technologies and its valuable assets, while permitting Begel Group to reap huge benefits from the transaction.

                  19. By reason of the foregoing, the individual defendants have violated their fiduciary duties to Transportation Technologies and the remaining stockholders of Transportation Technologies by agreeing to the transaction on the terms presently proposed.

                  20. Plaintiff and the class have suffered and will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

                  21. Plaintiff and the other members of the class have no adequate remedy at law.

                  WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:


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                                    A.      declaring this action to be a class
                                            action and certify ing plaintiff as
                                            class representative;

                                    B.      enjoining, preliminarily and
                                            permanently, Begel Group's offer for
                                            acquisition of the Transportation
                                            Technologies stock owned by
                                            plaintiff and the other members of
                                            the class under the terms presently
                                            proposed;

                                    C.      to the extent, if any, that the
                                            transaction or transac tions
                                            complained of are consummated prior
                                            to the entry of this Court's final
                                            judgment, rescinding such
                                            transaction or transactions, and
                                            granting, INTER ALIA, rescissory
                                            damages;

                                    D.      directing that defendants pay to
                                            plaintiff and the other members of
                                            the class all damages caused to them
                                            and account for all profits and any
                                            special benefits obtained as a
                                            result of their unlawful conduct;

                                    E.      awarding the plaintiff the costs and
                                            disbursements of this action,
                                            including a reasonable allowance for

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                                            the fees and expenses of plaintiff's
                                            attorneys and experts, and

                                    F.      granting plaintiff and the other
                                            members of the class such other and
                                            further relief as may be just and
                                            proper.

Dated:   December 17, 1999

                                              ROSENTHAL, MONHAIT, GROSS
                                                & GODDESS, P.A.

                                              By:  /s/_________________________
                                                    P.O. Box 1070
                                                    919 N. Market Street
                                                    Suite 1401
                                                    Mellon Bank Center
                                                    Wilmington, Delaware  19801
                                                    (302) 656-4433

                                                    Attorneys for Plaintiff

OF COUNSEL:

GOODKIND, LABATON, RUDOFF
   & SUCHAROW, LLP
100 Park Avenue
New York, NY  19917
(212) 907-0700

SHEPHERD & GELLER
7200 W. Camino Real
Suite 203
Boca Raton, FL 33433
(561) 750-3000


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